Exhibit 2.1

Plan of Reorganization

Equus Total Return, Inc.

Dated as of May 13, 2014

This Plan of Reorganization (the “Plan”) of Equus Total Return, Inc. (“Equus”) is dated as of May 13, 2014.

WHEREAS, the Board of Directors (the “Board”) of Equus has considered various options to grow the company and seek to maximize shareholder value; and

WHEREAS, the Board has decided that it is in the best interest of Equus to merge or consolidate with/into MVC Capital, Inc. (“MVC”) (or a subsidiary thereof) or one or more portfolio companies of MVC and consummate a “reorganization” within the meaning of Section 2(a)(33) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Reorganization”), and, in furtherance thereof, the Board has adopted this Plan as follows:

1.	As a first step towards consummating the Reorganization, Equus will sell to MVC Capital, Inc. (“MVC”) Two Million One Hundred Twelve Thousand (2,112,000) shares of its common stock from treasury (the “Equus Shares”) in exchange for a number of shares of MVC common stock from treasury (the “MVC Shares”) in a private placement as determined by the net asset values per share of Equus and MVC calculated as of a date, which shall be the same for both Equus and MVC, within forty-eight (48) hours preceding the closing of such transaction (such transaction is hereinafter referred to as the “Exchange”).

2.	Following the Exchange, to implement fully the Reorganization, Equus shall pursue the merger or consolidation of Equus with/into MVC (or a subsidiary thereof) or one or more portfolio companies of MVC (the “Consolidation”).

3.	Unless the Reorganization involves Equus merging or consolidating with/into MVC itself (whereby MVC would own a majority of Equus shares), Equus shall seek to be restructured into a publicly-traded operating company focused on the energy and/or financial services sectors.

4.	In connection with the Consolidation, Equus will seek to modify its operating structure and terminate its election to be classified as a business development company under the 1940 Act unless it merges or consolidates with/into MVC itself.

5.	Prior to agreeing to the Consolidation, Equus shall conduct appropriate due diligence. At such time as MVC and Equus agree definitively to the terms of the Consolidation, this Plan shall be modified or supplemented to reflect the actual form, structure and other terms of the Consolidation.

6.	The number of MVC Shares to be acquired by Equus in the Exchange shall be determined as follows:

Number of MVC Shares Acquired = (Equus NAV per share x 2,112,000) / MVC NAV per share. Fractions of an MVC Share shall not be exchanged but shall be rounded up to the nearest whole share, and the difference thereof (based on the NAV of such share) shall be paid in cash by Equus to MVC at the Exchange’s closing. At the Exchange’s closing, each of Equus and MVC will deliver to the other an original share certificate representing, or confirmation of book-entry credits evidencing, the Equus Shares and MVC Shares, respectively.

7.	In furtherance of this Plan, Equus shall facilitate MVC’s acquisition of additional Equus shares on terms acceptable to MVC either through Equus’ direct sale of newly issued Equus shares to MVC or, if deemed more practically expedient by the Board and to the extent acceptable to MVC, through the introduction of brokers representing current third-party shareholders of Equus, where such brokers have indicated to Equus their clients’ intent to dispose large blocks of Equus shares (“Equus Share Block Purchases”); provided, however, that any sale by Equus to MVC of newly issued Equus shares (including treasury shares and additional authorized but unissued shares) shall, to the extent such additional shares, combined with the Equus Shares, equal or exceed twenty percent (20%) of the outstanding shares of Equus as of the date hereof, require approval of Equus shareholders in accordance with applicable rules promulgated by the New York Stock Exchange. To the extent Equus Share Block Purchases are pursued by MVC, Equus, in facilitating Equus Share Block Purchases, shall, under no circumstances, seek to confirm the actual identity of the selling shareholder. Any such transactions shall only be consummated through one or more brokers. For the avoidance of doubt, a transaction conducted through a broker where no brokerage commissions are generated (e.g., a riskless principal transaction) shall, to the extent permitted by law and regulation, constitute a transaction consummated through a broker for purposes of this Plan.

8.	Equus intends to have common stock listed on the New York Stock Exchange following the consummation of all steps of this Plan.

9.	Equus shall conduct its operations in the normal course between the date hereof and the consummation of Consolidation.

10.	During the period from execution of a definitive agreement relating to the Exchange to the closing of the Exchange, and other than MVC and subject to applicable law, Equus shall not solicit any third-party to engage in any of the transactions contemplated in this Plan, furnish information to any third party with respect to any such transactions or encourage any inquiries, proposals or offers from or negotiate with any third party regarding any such transactions.

11.	All Equus personnel shall work expeditiously towards a closing of the transactions contemplated by this Plan and are directed to take all reasonable steps to implement all elements of this Plan, including without limitation, the negotiation and execution of a definitive Exchange agreement with MVC, the issuance of additional shares or the facilitation of the Equus Share Block Purchases, and the consummation of the Consolidation.

12.	The consummation of this Plan is subject to the execution and consummation of the above steps, conditions outlined in definitive agreements related to this Plan and adherence to applicable law and regulation.

IN WITNESS OF THE ADOPTION BY THE BOARD OF THIS PLAN:

/s/ Kenneth I. Denos

Kenneth I. Denos

Corporate Secretary